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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          CARRINGTON LABORATORIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   144525-10-2
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5555
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 April 23, 1996

             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Check the following box if a fee is being paid with the statement|X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

- ----------------------                                        ------------------
CUSIP NO.  144525-10-2                                        Page 2 of    Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JOHN T. OXLEY

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                      (b) |_|

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          PF

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)             |_|


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

- --------------------------------------------------------------------------------

               7    SOLE VOTING POWER

 NUMBER OF               596,400
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH
 REPORTING              23,000 (represents shares owned by The Oxley Foundation)
   PERSON
    WITH       -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                         596,400

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    23,000 (represents shares owned by The Oxley Foundation)

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          619,400

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|



- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages

Item 1.  Security and Issuer.

         This statement relates to shares of the Common Stock, par value $.01 per share ("Common Stock"), of Carrington Laboratories,Inc. (hereinafter, the "Company"). The principal executive offices of the Company are located at 2001 Walnut Hill Lane, Irving, Texas 75038.

Item 2.  Identity and Background.

         (a)      John T. Oxley

         (b)      One West 3rd Street
                  Williams Center Tower I
                  Suite 1305
                  Tulsa, OK 74103

         (c) The Reporting Person is principally engaged in the business of ranching and managing his investments. The Reporting Person is semi-retired/self employed.

         (d-e) The Reporting Person, in the past five years, has not been convicted in any criminal proceeding, nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f)      United States

Item 3.  Source and Amount of Funds or Other Consideration.

         The 238,200 shares of Common Stock described in Item 5(c)(i) hereof were purchased by the Reporting Person in open market transactions using personal funds, in the aggregate amount of $6,591,185.

         The 18,000 shares of Common Stock described in Item 5(c)(ii) hereof were purchased by The Oxley Foundation, a trust established under the laws of the State of Oklahoma (the "Foundation"), in open market transactions using Foundation funds, in the aggregate amount of $496,250.

Item 4.  Purpose of Transaction.

         The Reporting Person has acquired his shares of Common Stock and, to the best knowledge of the Reporting Person, the Foundation has acquired its shares of Common Stock for investment purposes only. Depending upon market conditions and other factors that the

                                Page 3 of 6 Pages

         Reporting Person may deem material to his investment decision, the Reporting Person may purchase additional securities of the Issuer, in the open market or in private transactions, or he may dispose of all or a portion of the securities of the Issuer that he now owns or hereafter may acquire.

         Except as set forth in this Item 4, the Reporting Person has no current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) According to the Company's Form 10-C dated April 16, 1996 there were outstanding 8,694,702 shares of Common Stock on February 29, 1996. The Reporting Person beneficially owns 619,400 shares of Common Stock, comprising 7.1% of the issued and outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned by the Reporting Person, 596,400 shares are owned directly by the Reporting Person and 23,000 shares are owned by the Foundation. The Reporting Person has sole power to vote and dispose of the shares of Common Stock owned directly by him. In addition, in his capacity as one of the trustees of the Foundation, the Reporting Person has the right to vote and dispose of the shares of Common Stock owned by the Foundation. However, pursuant to Rule 13d-4 of the Exchange Act, the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the securities owned by the Foundation.

         (c) (i)  During  the  last 60  days,  the  Reporting  Person  made  the
         following   purchases   of  shares  of  Common  Stock  in  open  market
         transactions on NASDAQ:

                                     No. of                    Price
                                     Shares                     Per
                    Date            Purchased                  Share
                    ----            ---------                  -----
                  03/21/96            10,000                  $27.75
                  04/04/96            10,000                  $23.125
                  04/11/96             5,000                  $24.625
                  04/12/96             1,000                  $23.50
                  04/16/96            10,000                  $23.75
                  04/17/96            25,000                  $27.00
                  04/19/96            10,000                  $25.00
                  04/23/96            10,000                  $26.75
                  04/23/96            45,200                  $26.875
                  04/25/96            37,000                  $29.4459
                  04/25/96            50,000                  $29.8125
                  04/30/96            25,000                  $28.4375

                                Page 4 of 6 Pages

                  (ii) During the last 60 days the Foundation made the following purchases of shares of Common Stock in open market transactions on
         NASDAQ:

                                      No. of                   Price
                                      Shares                    Per
                    Date            Purchased                  Share
                    ----            ---------                  -----
                  04/23/96            10,000                  $26.875
                  04/30/96             8,000                  $28.4375

                  Except as reported herein, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

         (d) The Reporting Person affirms that no person other than the Reporting Person and, with respect to the shares owned by the Foundation, the other trustee of the Foundation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this
         Item 5.

         (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Class A Common Stock.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

         Except as set forth above or elsewhere in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.

                                Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  May 3, 1996

                                                  /s/ JOHN T. OXLEY
                                            ----------------------------------
                                                      JOHN T. OXLEY

                                Page 6 of 6 Pages